Champions Biotechnology, Inc.
855 North, Wolfe Street, Suite 619
Baltimore, Maryland 21205
(410) 369-0365
March 1, 2011
Via EDGAR
Jeffrey Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Champions Biotechnology, Inc. (the “Company”) Preliminary Information Statement on Schedule 14C Filed February 23, 2011 File No. 001-17263
Dear Mr. Riedler:
I am writing to you in response to your letter of March 1, 2011 regarding the above referenced filing. Below is the Company’s response to the comment raised.
Adoption of the 2010 Equity Incentive Plan, page 9
1. We note your comment and will revise our filing accordingly.
General
The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
March 1, 2011

Should you require any further information or have additional comments, please contact me.

Sincerely, CHAMPIONS BIOTECHNOLOGY, INC.
/s/ Joel Ackerman
Joel Ackerman
Chief Executive Officer

cc:	Ms. Karen Ubell Division of Corporate Finance
Securities and Exchange Commission
Via fax (202) 772-9198
Hillel Tendler Neuberger, Quinn, Gielen, Rubin & Gibber